Exhibit 1.02

Conflict Minerals Report
of NVIDIA Corporation
for the Calendar Year Ended December 31, 2013

NVIDIA Corporation is a visual computing company. We have long been known for bringing video games to life with our PC graphics chips, and today we reach well beyond PC graphics and games. Our energy-efficient processors are at the heart of products ranging from smartphones to automobiles to supercomputers. We leverage our processors and visual computing expertise to create differentiated products.

We do not directly manufacture the semiconductor wafers or printed circuit boards used in our products, nor do we manufacture the company’s branded devices. Instead, we utilize what is known as a fabless manufacturing strategy for all of our semiconductor product-line operating segments, whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. We also contract with manufacturers to build, test, and distribute our company-branded devices.

Because conflict minerals were necessary to the functionality of the products we contracted to manufacture between January 1, 2013 and December 31, 2013, or the Reporting Period, we conducted a reasonable country of origin inquiry, or RCOI, regarding those conflict minerals. “Conflict minerals” are defined in Item 1.01(d)(3) of the Specialized Disclosure Report on Form SD, or the Form SD, are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Based on our RCOI, we have reason to believe that a portion of the conflict minerals contained in such products originated in the Democratic Republic of the Congo or an adjoining country, which we refer to as the Covered Countries.

NVIDIA’s supply chain is complex and there are multiple tiers between NVIDIA and the actual mining of the conflict minerals. Because we utilize a fabless manufacturing strategy, we must rely on our suppliers and component manufacturers, including sub-tier suppliers, to provide us with information on the origin of the conflict minerals contained in our products and product components. We are filing this Conflict Minerals Report pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, or Rule 13p-1, because we are unable to determine, as of the date of the filing of the Form SD to which this Conflict Minerals Report is an exhibit, the origin of a significant portion of the conflict minerals that were contained in the products we contracted to manufacture during the Reporting Period.

Due Diligence

NVIDIA has been a member of the Electronic Industry Citizenship Coalition, or EICC, a coalition of leading electronics companies working together to improve social, ethical, and environmental responsibility in the global supply chain, since 2007. Beginning in 2012, we have also been an active participant in the EICC-Global e-Sustainability Initiative, or GeSI, Extractives Work Group, or the Extractives Work Group, a multi-sector partnership focused on addressing conflict minerals issues and challenges. In 2013, the EICC and GeSI announced the launch of the Conflict-Free Sourcing Initiative, or CFSI, to replace the Extractives Work Group. Additionally, to support initiatives targeted at improving the traceability of conflict minerals in the Great Lakes Region of Central Africa, which includes the Democratic Republic of the Congo, we joined the Public-Private Alliance for Responsible Minerals Trade in 2013.

We have adopted a company-wide Corporate Responsibility Directive, in which we declare that we abide by the EICC’s Code of Conduct, including the standard regarding responsible sourcing of conflict minerals. As a member of the EICC, we also require that our suppliers and contract manufacturers acknowledge and implement the EICC’s Code of Conduct. In October 2012, we adopted the following conflict minerals statement, which is posted on our website at http://www.nvidia.com/object/fy12-gcr-supply-chain.html:

**********

NVIDIA Conflict Minerals Statement – October 2012

NVIDIA is fully committed to operating in a socially responsible manner and to implementing due diligence practices designed to determine whether minerals from the Democratic Republic of Congo and adjoining countries (DRC), including gold, tantalum, tungsten and tin, used in our products are “conflict-free”.

We are participating in the Electronic Industry Citizenship Coalition (EICC)-Global e-Sustainability Initiative (GeSI) Extractives

work group to improve traceability of minerals and ensure responsible sourcing. We support, contribute to and will rely on industry initiatives, such as the EICC-GeSI Conflict-Free Smelter Program (CFS), to validate that the minerals used in our products are not contributing to conflict and come from socially responsible sources.

We are working closely with our suppliers to understand the sources of the minerals contained in our products. We have utilized the EICC-GeSI Conflict Minerals Reporting Template to request that our suppliers report the identity and location of smelters for inclusion in the EICC-GeSI CFS.

Due to the complexities of our supply chain, we are unable to verify that all of our products contain only conflict-free minerals at this time. We will continue our due diligence efforts and advise our customers and shareholders of the status of our progress.

**********

A cross-functional team of representatives from NVIDIA’s Silicon Products, System-Level Products, Legal, Sales, Corporate Responsibility, and Finance departments developed our conflict minerals due diligence program, which is based in all material respects on the framework recommended by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or the OECD Guidance. Certain members of NVIDIA’s senior management, including our Executive Vice President, Operations; Senior Vice President, Systems and Application Engineering; Executive Vice President and Chief Administrative Officer; and General Counsel, were provided with updates on our conflict minerals due diligence progress on a regular basis.

We have identified our suppliers and component manufacturers of products manufactured during the Reporting Period, and requested that they each provide NVIDIA with a list of the smelters and refiners associated with the conflict minerals in their products and components via the conflict minerals reporting template of the CFSI. Approximately 80% of our suppliers and component manufacturers responded with the requested information. After reviewing the names provided by our suppliers and component manufacturers against the CFSI lists of verified smelters and refiners, we consulted with our Extractives Work Group colleagues to distinguish those that were actual smelters and refiners from other participants in the upstream supply chain, such as brokers and traders. We provided our list of smelters and refiners for inclusion in the CFSI’s Conflict-Free Smelter Program, or CFSP, which utilized an independent third party to conduct audits, according to the standards of the OECD Guidance, of willing smelters and refiners to determine the source and origin of their ore, as well as whether they were conflict-free.

Based on the due diligence described above, we determined that the supply chain for our products contracted to be manufactured during the Reporting Period sourced conflict minerals from up to 244 smelters and refiners worldwide, of which approximately 70 have been validated by the CFSP as being conflict-free, including some conflict-free tantalum and tin that originated from the Covered Countries, and another approximately 20 are in the process of being audited by an independent third party. The remaining smelters and refiners are split between those which have not previously consented to be audited and those not currently recognized by the EICC as a smelter or refiner.

Inherent Limitations on Due Diligence Measures

Because of our fabless manufacturing strategy and our contract manufacturing process for our branded devices, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals in the products we contract to have manufactured. Our due diligence processes are based on the necessity of seeking data from our suppliers and component manufacturers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Product Description

During the Reporting Period, we identified the following products that may contain necessary conflict minerals that we manufactured or contracted to manufacture:

•	Graphic Processing Units, including:

◦	GeForce®;

◦	Quadro®;

◦	Tesla®; and

◦	GRID®

•	Tegra processors

•	NVIDIA SHIELD gaming portables

•	Tegra NOTE tablets

•	Icera modem chipsets

The description of our due diligence process above to determine the location of origin of the conflict minerals in NVIDIA’s products is hereby incorporated by reference into this section of our Conflict Minerals Report.